UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 12-16-02
1-02833

03005811

January 22, 2003

Jane E. Freedman
Counsel – General Law
Raytheon Company
Office of the General Counsel
141 Spring Street
Lexington, MA 02421

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 1-22-2003

Re: Raytheon Company
Incoming letter dated December 16, 2002

Dear Ms. Freeman:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Raytheon by Dr. Allen Wolff. We have also received a letter on the proponent's behalf dated January 10, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Raytheon

RECEIVED

2002 DEC 17 PM 3: 14

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Jane E. Freedman
Counsel – General Law
Raytheon Company
Office of the General Counsel
141 Spring Street
Lexington MA 02421 USA
Tel. 781.860.2668
Fax 781.860.3899
email: jane_freedman@raytheon.com

By Airborne Express

December 16, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(h)(3) and Rule 14a-8(i)(3)

Ladies and Gentlemen:

We are filing this letter because Raytheon Company, a Delaware corporation ("Raytheon") has received a shareholder proposal, which is attached to this letter as Exhibit A, from shareholder the AFL-CIO Reserve Fund (the "Proponent") on November 22, 2002 (the "AFL-CIO Proposal"), that the Proponent wishes to have included in our proxy materials for our 2003 annual meeting of shareholders (the "2003 Proxy Materials").

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended we hereby give notice of our conditional intention to omit the AFL-CIO Proposal from the 2003 Proxy Materials. We have concluded that the AFL-CIO Proposal may be properly omitted from our 2003 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted by Thomas Roberts and received by us on November 18, 2002 (the "Roberts Proposal"), attached to this letter as Exhibit B, which may be included in the 2003 Proxy Materials (see below).

By a separate letter, we have given notice that we intend to omit the Roberts Proposal. If the Staff concurs with our intention to omit the Roberts Proposal, we will withdraw our request as to omission of the AFL-CIO Proposal.

Pursuant to Rule 14a-8(j) under the Act, enclosed are six (6) copies of this letter including the exhibits. By copy of this letter, we have also notified the Proponent of our intention to omit the AFL-CIO Proposal from the 2003 Proxy Materials. We respectfully request the concurrence of the Staff that it will not recommend enforcement action if we omit the AFL-CIO Proposal from the Proxy Materials.

The AFL-CIO Proposal Substantially Duplicates the Roberts Proposal

Under Rule 14a-8(i)(11), a proposal may be omitted if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. See Wal-Mart Stores, Inc. (available April 3, 2002); American Power Conversion Corp. (available March 29, 2002). The Roberts Proposal would require us to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. As can be seen from the attached exhibits, the AFL-CIO Proposal would require the exact same thing. The wording of the two proposals is almost identical.

We believe that the purpose of Rule 14a-8(i)(11) is to prevent proponents from clogging up management's proxy materials with several versions of essentially the same proposal. To allow these substantially duplicative Proposals to be included in the Proxy Materials would eviscerate, and frustrate the policy behind, Rule 14a-8(i)(11). The Staff has previously indicated that a registrant does not have the option of selecting between duplicative proposals but must include in its proxy materials the first of such proposals received. See Pacific Enterprises (available February 26, 1992). As we received the Roberts Proposal prior to the AFL-CIO Proposal, the Rule would indicate that we must exclude the AFL-CIO Proposal.

The Roberts Proposal May Be Included in The 2003 Proxy Materials

The Company has submitted, under separate cover, a no-action letter which requests the concurrence of the Staff that it will not recommend any enforcement action if the Roberts Proposal is excluded from our Proxy Materials for two alternative reasons. If the Staff concurs with our position and allows the complete exclusion of the Roberts Proposal then we will include the AFL-CIO Proposal as the requirements of 14a-8(i)(11) will no longer apply.

Based on the foregoing, we hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the AFL-CIO Proposal is in fact excluded from our Proxy Materials under Rule 14a-8(i)(11), so long as the Roberts Proposal has not also been excluded for separate reasons.

If you have any questions regarding this matter or require any additional information, please contact the undersigned, Jane Freedman, Counsel, at 781-860-2668. You may also contact John W. Kapples, Secretary of the Company, at 781-860-2103. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned or Mr. Kapples prior to the issuance of a written response. Please be advised that we intend to mail our definitive proxy materials to shareholders around March 7, 2003, and that we will therefore be sending these materials to a financial printer not later than February 20, 2003.

Very truly yours,

Jane E. Freedman

cc: AFL-CIO Reserve Fund
Jay B. Stephens, Senior Vice President and General Counsel
John W. Kapples, Vice President and Secretary

A

Shareholder Proposal

RESOLVED: The shareholders of the Raytheon Company ("Raytheon" or the "Company") urge the Board of Directors (the "Board") to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits, perquisites, and consulting fees (including reimbursable expenses) to be paid to the executive.

Supporting Statement

Raytheon has entered into several agreements that provide severance compensation to certain senior executives in the event of their termination following a change in control. Under these agreements, commonly known as "golden parachutes," executives will receive severance packages consisting of three times an executive's current compensation (including base salary plus targeted bonus) and additional benefits including welfare, benefit and retirement plans.

Even if there is no change in control, Chairman and CEO Daniel Burnham is entitled to receive his severance package if he is terminated for any reason except for cause, death or disability. Mr. Burnham is also entitled to a guaranteed pension benefit equal to 50 percent of his final average pay instead of a pension based on his actual years of credited service. Because he is already eligible to receive substantial retirement income at Company expense, we believe any additional severance payments are redundant and unnecessary.

In our opinion, golden parachute severance agreements are one component of excessive executive compensation. In the event of a change in control, we are concerned that the potential cost of these agreements may reduce the value ultimately received by shareholders. Moreover, we believe that golden parachutes may reward underperformance leading up to a change in control and are unnecessary given the high levels of executive compensation at our Company.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation when the parties negotiate such agreements. Because it is not always practical to obtain prior shareholder approval, the Company would have the option, if it implemented this proposal, of seeking approval after the material terms of the agreement were agreed upon.

In our opinion, the potentially high costs of these severance agreements merit shareholder review. Institutional investors such as the California Public Employees Retirement System recommend shareholder approval of these types of agreements in its proxy voting guidelines. The Council of Institutional Investors favors shareholder approval is the amount payable exceeds 200% of the senior executive's annual base salary.

We urge you to vote FOR this proposal.

(B)

5 – Golden Parachutes Subject To Shareholder Vote
Topic That Won 44% of Our Yes-No Vote in 2002

Shareholders recommend our Board of Directors seek shareholder approval for future severance agreements with senior executives that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive.

Thomas S. Roberts, 11485 Pleasant Shore Dr., Manchester, MI 48158 submits this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million in golden parachutes to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Independent Recommendations on Golden Parachutes

Many institutional investors recommend companies seek shareholder approval of future severance agreements. Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual compensation.

Given the magnitude of potential benefits to executives many institutional investors recommend companies seek shareholder approval of future severance agreements.

In the interest of sustained shareholder value:

Golden Parachutes Subject To Shareholder Vote
Topic That Won 44% of Our Yes-No Vote in 2002
Yes on 5

Al Wolff <roundcuer2@juno.com> on 11/25/2001 06:05:04 PM

To: Jane Freedman/EO/Raytheon/US@EO, Invest@EO, corpcom@raytheon.com
cc:

Subject: Shareholder proposal

Mr. Daniel Burnham, Chairman
Raytheon Company (RTN)
141 Spring Street
Lexington, MA 02421

Dear Mr. Burnham and Directors of Raytheon Company,

A Rule 14a-8 proposal is respectfully submitted today by fax in regard to my stock for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required
stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication.
This is also the proxy for Mr. John Chevedden and/or his designees to act on my behalf in shareholder matters, including this shareholder proposal, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to
Mr. John Chevedden at:
PH: 310/371-7872 FX: 310/371-7872
2215 Nelson Ave., No. 205 Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Allen Wolff TTEE

Dr. Allen Wolff , TTEE
Wolff Family Revocable Living Trust
shares held in street name by TD Waterhouse
Raytheon Company (RTN)

cc:
John Kapples
Corporate Secretary
FX: 781/860-3899
PH: 781/860-2103

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- att1.eml

Apr 23 02 07:41a p.1

02/23/2003 22:51 03103717872 PAGE 01

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

April 23, 2002

FX: 781/860-2899, 2925
PH: 781/862-6600

Mr. John Kapples
Corporate Secretary
Raytheon Company
141 Spring St, Lexington, MA

Dear Mr. Kapples,

If I do not attend the annual meeting or do not make any required shareholder proposal presentation at this meeting I hereby designate (1) and/or designee or substitute of this person with full power of substitution to represent me as agent in making the mandated presentation, by the Securities and Exchange Commission, of the items 3, 4, 5, 6 Rule 14a shareholder proposal and/or any Rule 14a shareholder proposal, or other proposals if applicable, and in all other shareholder matters at the 2002 annual meeting in the same manner as I could myself. This is consistent with the company 2002 annual meeting proxy booklet and/or materials.

This is to respectfully request that the company advise and alert immediately the undersigned by telephone and facsimile if there is any question on enabling this full power, in order to meet the Rule 14a mandated presentation of shareholder proposal and/or proposals.

Sincerely,

John Chevedden

cc:
Daniel Burnham
Chairman

(1) Frank Gorgen or
Any shareholder proposal presenter at the 4.
annual meeting

EXHIBIT E

FOR INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 5

Your directors recommend a vote AGAINST this proposal.

Raytheon believes that this proposal has been substantially implemented and therefore recommends that you vote against the proposal. The company currently has a Board of Directors committee which recommends candidates to stand for election to the Board and Board committees. This committee is the Nominating Subcommittee of the Governance Committee of the Board of Directors and is described in detail on page 7. The Nominating Subcommittee also makes recommendations to the Board regarding the size and composition of the Board and Board committees and also establishes procedures for the nomination process.

Raytheon has also adopted a comprehensive set of Corporate Governance Guidelines which are described in detail beginning on page 8. The Corporate Governance Guidelines prescribe that the Audit Committee, the Management Development and Compensation Committee, the Nominating Subcommittee and the Options Subcommittee be composed entirely of independent directors. There is one temporary exception to this policy. Please refer to the discussion on page 6 regarding Senator Rudman. The Corporate Governance Guidelines also state that a substantial majority of the entire board of directors should be independent. The Corporate Governance Guidelines also provide a detailed definition of independence which the Company believes is substantially similar to the definition proposed by the shareholder. Currently, eleven of the thirteen members of the Board of Directors are independent directors.

Raytheon believes that adoption of the proposal would in the best case be redundant with current practices. In addition, Raytheon believes that the proposal if adopted could create unnecessary confusion through the use of differing definitions of independence for different committees and for the board as a whole. While we are in agreement with the shareholder on the need for independent audit, nominating and compensation committees, given our existing committee and governance practices, we recommend that you vote against the proposal.

The Board of Directors recommends that stockholders vote AGAINST the adoption of this proposal. Proxies solicited by the Board of Directors will be so voted unless stockholders otherwise specify in their proxies.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
7th copy for date-stamp return

January 10, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2003 JAN 13 PM 4:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Raytheon Company (RTN)
Investor Response to Company No Action Request
Established Topic: Annual Election of Each Director
Allen Wolff

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress a well-established shareholder proposal topic.

The text that follows supports the respective line-listing in the shareholder proposal.

Line 6
The Investor Responsibility Research Center news release is enclosed to support the 63% figure. A greater than 60% overall proposal vote result is highlighted in the enclosed updated Investor Responsibility Research Center chart. The number of companies has increased to 41.

Line 8
Council of Institutional Investors' policy on annual election of each director is attached.

Line 9
SLB No. 14 accepted the inclusion of websites in shareholder proposals with, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

1) Hewitt-Packard Company (December 17, 2002)

Allowed a website reference that included a "citation to a specific source."

2) Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

3) The Boeing Company (February 7, 2002)

The company asked that the Council of Institutional Investors website be suppressed. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

Line 11

The Reuters Yahoo! Report is included to support the approximate 70% figure for institutional ownership. The company claim of ignorance on this institutional investor ownership percentage is like a confession of company incompetence in conducting elementary corporate governance research. The company has not given a sound basis to suppress shareholders from communicating information which is increasingly available from reliable internet sources.

The CII acronym in line 10 is clearly distinguishable from "Institutional investors" in line 11.

Line 14

"Shareholders recommend" is a long-standing generally accepted introduction of a proposal topic. The company presented no evidence that only one shareholder would likely be concerned about the three major challenges facing the company. These are statements that people familiar with corporate governance would not consider controversial.

56%-plus vote in 2000, 2001 and 2002 demonstrate the merits for shareholders to vote annually regarding each director.

Line 16

The *Wall Street Journal*, on October 24, 2002 (exhibit enclosed) said Raytheon suffered a series of financial and management setbacks since 1999 that have hurt its earning and its stock price.

Line 18

The "Top 11 Companies in Paying Audit Firms for Non-Audit Services" is enclosed. The source is *Titans of the Enron Economy*, by United for a Fair Economy.

Line 19

Raytheon paid PwC $80 million for non-audit work and $4 million for audit work according to the 2002 Raytheon definitive proxy, page 11.

Line 20

The company does not challenge that it plans to increase its board size to 15.

The company appears flustered in not understanding the simple meaning that the company appears to be planning a board which is "too big."

Line 21

The section of the *Business Week* October 7, 2002 article on a board "too big" is enclosed.

Line 24

The support for "there is no evidence that our management located any of the numerous repots that support this shareholder proposal topic" is the repeated company definitive proxy statements filed with the Securities and Exchange Commission which do not acknowledge, cite or rebut any reports that support this shareholder proposal topic.

The company provided no evidence that management has "thoroughly researched shareholder proposal topics." There is still "no evidence that our management located any of the numerous reports that support this shareholder proposal topic."

Contrary to the company position a claim of "carefully considered" is not evidence. A claim of "no doubt about the Board's position" is not evidence. The company has attached no exhibit to back up its contention. Generalized recitals or expositions are not evidence.

The company claims that the "Board has carefully considered this issue in each of the past 4 years ..." yet implicitly cannot or will not provide any supporting evidence.

Line 29

The 2002 Management Position is enclosed with "believes" and "disagrees" circled.

The company claims, again without any support whatsoever, that it is appropriate for the Board to use the unsupported words of "believes" and "disagrees." The company does not address whether it would be more appropriate for the board to have a basis to support a key corporate governance position and link the basis closely to the board's position. The company does not establish a basis to suppress shareholders from communicating that the board places significant weight on its personal beliefs or disagreements to reach a key governance position.

Contrary to the company insinuation "no doubt of the Board's position" is not evidence that the board has supporting sources for its "position."

The company claims (in error) that "no doubt of the Board's position" is evidence that the board has supporting sources for its "position."

A claim of "carefully considered" is not evidence.

Line 31

The company seeks to suppress a common sense analogy between a vote once in 3-years and a review once in 3-years. The company seems to be in contradiction, claiming shareholders cannot rely on common sense here while the company champions the board's reliance on personal beliefs (regarding Line 29).

Line 34

The management position statement has the words underlined "continuity," "stability" and "experience with the company." Yet there are no words to address the advantage of having a capability for a rapid change due to unforeseen events.

Presentation

The company may be claiming that it does not owe a fiduciary duty to a shareholder. The following exhibit from *Insights* is a discussion of companies and fiduciary duty to shareholders.

The title is "Does a Company Owe a Fiduciary Duty to Its Shareholders," *Insights*, July 7, 2001

Points made include:
"There are some instances in which a corporation appears to owe a fiduciary duty to its shareholders."

"As s trustee for its stockholder, the corporation is bound to protect their interests, and occupies a fiduciary relationship with them."

By reporting the voting results to the Securities and Exchange Commission and by not giving any notice for 8 months since the annual meeting of any problem, the company implicitly accepted the presentation of all shareholder proposals. The company has not addressed whether it has the power to unilaterally rescind the company's active and overt acceptance of the presentations.

The company appears to claim a retroactive stealth power to reject the presentation.

The company does not claim to have provided notice to shareholders that it had rejected the presentations.

The company appears to now claim that it failed in its fiduciary duty to ensure that the annual meeting be conducted properly and that the shareholder votes cast be tabulated in a meaningful form.

A fax was sent to the Raytheon Chairman authorizing presentation of the 4 shareholder proposals by Mr. Frank Gopen, who attended the annual meeting. If the company narrative is correct why did the company not ask Mr. Gopen whether he would be presenting the remaining proposals. Simple company diligence appears to be lacking and a lack of diligence is wrongfully claimed to benefit the company resistance to this proposal.

Does the company have a fiduciary duty to shareholders to provide simple diligence that would allow their votes, already cast, to be materially counted.

The company submits no transcript of the annual meeting to support its contentions.

The company does not cite a precedent of a company-recognized presenter being present during the meeting and the company having full knowledge that this presenter was authorized for the specific proposal for the company to simply seek clarification during the meeting.

The company also contradicts itself on the date of its annual meeting apparently claiming the April 24, 2002 definitive proxy date is wrong, exhibit attached.

These points add to the initial response on the Raytheon presentation issue submitted on January 7, 2003 regarding the Thomas Robert proposal to Raytheon.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Allen Wolff

Daniel Burnham
Chairman

FOR IMMEDIATE RELEASE
June 14, 2002

For more information contact:
Carol Bowie, Director, Governance Research
CBowie@irrc.com
Meg Voorhes, Director, Social Issues Research
MVoorhes@irrc.com
(202) 833-0700

IRRC Tally Shows Record Support for Shareholder Proposals in 2002

WASHINGTON, D.C. -- In the first "post-Enron" annual meeting season, shareholders have been sending three loud and clear messages to corporations: Put more independent directors on boards, let shareholders vote on executives' pay and severance packages, and don't allow a company's auditor to do consulting work with the firm.

The potent combination of Enron's meltdown, accounting and securities analysts scandals, and persistent market doldrums has galvanized unprecedented support for several corporate governance issues at the 2,000 leading public companies where the Investor Responsibility Research Center tracks votes. At the same time, rising concerns over global warming have led to a doubling of support for shareholder resolutions asking companies how they will respond to this pressing environmental issue.

Extraordinary votes for some novel governance proposals

The much publicized "auditor conflict" resolution, which asks companies not to hire the same accounting firm to perform external audit services and non-audit services, has been garnering remarkable support. Union pension funds drafted and submitted this first-time proposal, and the average level of support for 12 resolutions with early vote tallies is an astounding 29.8 percent. The highest vote so far was at **PG&E**—46.5 percent of the votes cast. A similar vote at **Walt Disney** earlier in the year garnered support from 41.2 percent of the votes cast and prompted several companies—including **Apple Computer, Bristol-Myers Squibb and Johnson & Johnson**—to negotiate with proponents to withdraw their proposals in exchange for the company's commitment to prohibit or severely restrict consulting by auditors.

In another astonishing result, **Mentor Graphics** investors approved—by a margin of 57 percent—a resolution asking the company to put all stock plans with material dilution to a shareholder vote. "That result may be the highest tally ever for a first-time proposal," says IRRC's Director of Governance Research Carol Bowie. The gist of the proposal, which was filed by TIAA-CREF in its continuing campaign to compel companies to limit dilution from employee stock plans, is incorporated in new listing rules proposed by the New York Stock Exchange.

Another governance proposal introduced in 2002 asks for a report on directors' role in formulating corporate strategy. Union pension funds filed a total of 23 such resolutions, eight of which will come to a vote. Four

— more —

resolutions that IRRC has tallies for so far received support from an average of 8.5 percent of votes cast, a significant level for a novel proposal. The remaining 15 were withdrawn after negotiation.

Golden parachutes getting thumbs down

CEO pay, especially reports of fat separation packages for disgraced executives, also has attracted shareholders' ire this year. The most prevalent executive pay-related proposal is aimed at curbing severance, specifically asking companies to allow shareholders to vote on future "golden parachute" agreements with senior executives. Results for the first 13 of a total of 19 proposals being voted on this year show average support of 39.6 percent of the votes cast. That figure is up substantially from an average support of 31.8 percent of the votes cast in 2001, when IRRC tracked a total of 13 golden parachute proposals that came to a vote.

The headline-grabbing vote on this issue occurred at **Bank of America**, where support from 50.7 percent of the votes cast prompted BoA's CEO Ken Lewis to publicly commit to act on the proposal. In 2001, an almost identical proposal submitted by the same proponent, the Teamsters, received just 40.7 percent of votes cast. Norfolk Southern shareholders also gave majority support to this proposal, with 55.8 percent of votes favoring it.

Similar proposals submitted by the Amalgamated Bank's LongView Collective Investment Fund also picked up strong support. LongView says its proposal at **Sprint** received 50 percent of the votes cast, while one at **Citigroup** garnered 47.7 percent and another at **General Electric** received 47 percent of the votes cast.

Director independence and takeover defenses also rile shareholders

In the post-Enron era, shareholders also are throwing substantial support behind proposals asking for more independence on boards. Average voting results for seven proposals asking to increase board independence stands at 29 percent, with a high of 56 percent recorded for the proposal submitted by Walden Asset Management to **EMC**. In 2001, average support for a total of seven proposals that came to a vote was just 22.5 percent, and the highest support was 31.9 percent (at **American International Group**).

The majority of shareholders voting on proposals addressing antitakeover devices such as poison pills and classified boards already support these proposals, and their numbers continue to rise. Results for 25 proposals obtained to date that ask companies to repeal their classified boards, for example, average 63 percent of votes cast. That is a significant increase from the average of 52.4 percent for a total of 46 such proposals voted on last year. So far in 2002, the highest level of support for a board declassification proposal was at **Airborne**, where a Teamsters-sponsored resolution received 84.5 percent of the votes cast—and all but two of the 25 resolutions received majority support.

Proposals asking companies to redeem their existing poison pills and/or allow shareholder votes on future pills also look to break records this year. Voting results obtained for 38 poison pill proposals show that average support stands at 60.1 percent, compared with an average of 57 percent support for a total of 22 pill proposals

— more —

that came to a vote last year. The highest vote recorded so far in 2002 was again at **Airborne**, where a proposal submitted by longtime activist John Chevedden garnered 91.4 percent of votes cast, according to preliminary results. Thirty poison pill proposals have attracted majority support so far.

High Scoring Governance Shareholder Proposals of the 2002 Season

Company	Proposal	Sponsor	Vote (High Vote So Far)	Avg. Support for Proposal Type So Far	Avg. Support for Proposal Type in 2001
Airborne	Redeem Or Vote On Poison Pill	J. Chevedden	91.4%	60.1%	57.0%
Alaska Air Group	Eliminate Supermajority Provision	J. Chevedden	85.0%	61.0%	57.9%
Airborne	Repeal Classified Board	Teamsters	84.5%	63.0%	52.4%
Airborne	Adopt Confidential Voting	W. Ziebarth	83.2%	58.8%	52.9%
Mentor Graphics	Vote On All Stock-Based Compensation Plans	TIAA-CREF	57.0%	nm	—
EMC	Increase Board Independence	Walden Asset Mgmt	56.0%	29.0%	22.5%
Norfolk Southern	Vote On Future Golden Parachutes	LongView	55.8%	39.6%	31.8%
Hartmarx	Adopt Cumulative Voting	C. Peiser	51.0%	31.5%	30.4%
PG&E	No Consulting By Auditors	UBCJA	46.5%	29.8%	—
Verizon Communications	Pension Fund Surplus Accounting+	C. Jones	42.7%	24.5%	—
EMC	Commit To Or Report On Board Diversity	Conn. Retirement Plans	32.0%	nm	20.5%
General Electric	Award Perfomance-Based Stock Options	LongView	30.0%	nm	25.9%
Union Pacific	Have Independent Board Chairman	LongView	28.3%	nm	15.7%
Household International	Link Executive Pay To Social Criteria	Domini	27.0%	9.2%	9.5%
PG&E	Report On Directors' Role In Corporate Strategy Formulation	Laborers	14.2%	8.5%	—

IRRC

Corporate Governance Service

Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

(X) Pending proposals	—2002— *# of proposals*	*Average vote+*	—2001— *# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

Copyright: Investor Responsibility Research Center, 2002

COUNCIL *of* INSTITUTIONAL INVESTORS

Council Policies


oney

Corporate Governance Policies

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards.

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES

1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See definition of indepedent director.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)
4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

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Profile - Raytheon Company (NYSE:RTN)

As of 24-Dec-2002

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Location

141 Spring Street
Lexington, MA 02421

Phone: (781) 862-6600
Fax: (781) 860-2172
Email: invest@raytheon.com

Employees (last reported count): 87,200

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Ownership

- **Insider and 5%+ Owners:** 0%
- **Institutional:** 70% (70% of float) (1,384 institutions)
- **Net Inst. Buying:** 3.67M shares (+ 1.28%) (prior quarter to latest quarter)

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Raytheon Company is a provider of defense electronics, including missiles; radar; sensors and electro-optics; intelligence, surveillance and reconnaissance; command, control, communication and information systems; naval systems; air traffic control systems; aircraft integration systems; and technical services. Raytheon's commercial electronics businesses leverage defense technologies in commercial markets. Raytheon Aircraft is a provider of business and special mission aircraft and delivers a broad line of jet, turboprop and piston-powered airplanes.

More from Market Guide: Expanded Business Description

Financial Summary

Raytheon Company provides products and services in the areasof defense and commercial electronics and business and special mission aircraft. For the nine months ended 9/29/02, net sales increased 4% to $12.10 billion. Net income from continuing operations before extraordinary item and accounting change totaled $600 million vs. a loss of $50 million. Revenues reflect continued sales growth in the defense businesses. Net income also reflects decreased R&D expenses.

More from Market Guide: Significant Developments

Officers

[Insider Trade Data]

FY2001 Compensation

10-24-02

Raytheon Swings To First Profit Since Late 2000

By ANNE MARIE SQUEO

Raytheon Co. posted its first quarterly profit since the end of 2000, with its former construction unit receding as a financial drag on the company's main weapons-making businesses.

The Lexington, Mass., company said third-quarter net income totaled $147 million, or 36 cents a share, compared with a loss of $285 million, or 79 cents a share, in the year-earlier period. Revenue totaled $4.09 billion, up 9.0% from $3.76 billion a year earlier.

One of the country's leading military contractors, Raytheon has suffered a series of financial and management setbacks since 1999 that have hurt its earnings and its stock price. While the company's defense business has picked up recently, problems at Raytheon's aircraft and construction businesses have resulted in a series of costly charges.

The construction business, sold in mid-2000 in a transaction that left Raytheon financially liable for numerous troubled projects, has burned through $1.7 billion so far, though the company said only three projects are left to finish. This quarter, the company took a previously disclosed charge of $120 million related to this business.

Excluding the effect of the construction business, Raytheon posted income from continuing operations of $228 million, or 56 cents a share, a penny short of Wall Street expectations, according to 14 analysts surveyed by Thomson First Call.

The main reason for the improved earnings, though, was the lack of a major charge such as the one totaling $745 million in the year-earlier period related to its commercial-aircraft business. That business, which has suffered from manufacturing problems as well as declining demand, posted operating income of $1 million for the quarter, compared with a loss of $757 million a year earlier.

Revenue for the electronic-systems business, which makes radar, missiles and other high-tech military equipment, rose 11% to $2.23 billion for the quarter, while operating income fell about 5% to $315 million, after reflecting the change in goodwill accounting rules. Company officials said the unit's profit would have been higher but for a fall in pension-fund income.

Increased pension-fund expenses are expected to hurt earnings per share for 2003, officials said. Excluding its discontinued construction operations, Raytheon expects to earn between $1.60 and $1.70 next year, compared with per-share earnings from continuing operations this year of $2.10 and $2.15. Raytheon also plans to consolidate on its books off-balance-sheet debt of about $1 billion, mainly related to aircraft financing. That will put its overall debt level between $6.9 billion and $7.2 billion, down

#

work covers such things as tax strategy development, advice on mergers and acquisitions, and suggestions for restructuring and improving management information systems. Not only does non-audit consulting work carry higher profit margins, but most clients have been enticed to spend more on their consulting contracts than on their audits. The objectivity of auditors is compromised when their challenging a problematic accounting method may result in their losing valuable consulting business.

In Enron's case, Arthur Andersen was not willing to jeopardize $27 million in consulting contracts by blowing the whistle on the accounting excesses discovered during the audit process, for which it was paid a $25 million fee in 2000.[47] Complicating matters further at Enron, CEO Ken Lay, Enron board member Herbert Winokur, and David Duncan, Arthur Andersen's lead auditor on the Enron account, all served together as board members of the American Council for Capital Formation, a Washington DC-based group that advocates for corporate tax reductions.[48]

As reported in *Business Week*, a new study of more than 3,000 proxy statements from 2001 by accounting professors Richard Frankel, Marilyn Johnson and Karen Nelson found that "the more consulting services a company bought from one of the Big Five auditors, the more likely its earnings met or beat Wall Street expectations...Companies using their auditors as consultants tend to 'manage earnings'—maneuvers such as moving debt off the books into partnerships and booking gains in pension funds as income." Frankel says, "Investors should be wary of the quality of a company's earnings if it hires its auditor as a consultant." Unfortunately, 95 percent of companies studied paid their auditors for some consulting work.[49]

In February 2002, Walt Disney Company, under pressure from union shareholders, became the first Fortune 500 company to adopt a policy forbidding its independent auditor from engaging in non-audit consulting work. Other large companies are expected to follow this lead.

Top 11 Companies in Paying Audit Firms for Non-Audit Services

(Companies with annual revenues greater than $5 billion)

Company	Percentage of Total Fees Going to Non-audit Services
Mariott International	97%
Sprint	96%
Best Buy	94%
Motorola	94%
Raytheon	94%
Apple Computer	93%
Entergy	93%
Gap	93%
Micron Technology	93%
Nike	92%
SBC Communications	92%

Source: Alesandra Monaco, *The Audit / Non-Audit Fee Landscape Analysis and Benchmarks*, Investor Responsibility Research Center, February 2002.

We have received from and discussed with PricewaterhouseCoopers the written disclosure as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to that firm's independence from the company. We also discussed with PricewaterhouseCoopers any matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). We also discussed with management the significant accounting policies utilized by the company, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

Based on these reviews and discussions, we recommended to the Board that the company's audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Management has advised us that for the year ended December 31, 2001, the company paid fees to PricewaterhouseCoopers for services in the following categories:

Audit Fees	$ 4 million
Financial Information Systems Design and Implementation Fees[1]	$58 million
All Other Fees[2]	$22 million

(1) In 1999, the company conducted a competitive selection process among various large Enterprise Resource Planning (ERP) implementation service providers to select a firm to assist the company in its implementation of SAP. The company is replacing its legacy systems and implementing SAP to establish common systems and standardized internal processes. PwC Consulting was selected to provide these services over a four-year period. An important factor in the selection of PwC Consulting was their demonstrated expertise in this area, as evidenced by the fact that PwC Consulting has worked with SAP and SAP software for more than 15 years, working on numerous global implementations of SAP's software during that time. In February 2002, PricewaterhouseCoopers announced its intention to file a registration statement for an initial public offering to separate PwC Consulting.

(2) All Other Fees includes $3 million of fees for miscellaneous services and fees for the following routine audit and tax services:

Foreign statutory audits and carve-out audits in support of acquisitions and divestitures	$7 million
Tax advice, expatriate tax returns and tax return assistance in foreign jurisdictions	$6 million
Litigation support	$4 million
Acquisition and divestiture support	$2 million

We have considered and determined that the provision of the non-audit services noted in the foregoing table is compatible with maintaining PricewaterhouseCoopers' independence in the conduct of its audit function.

At a meeting in mid March 2002, we established guidelines on auditor independence including the following: the company will not retain its independent auditor for consulting services (existing engagements

RTN
19



rectors and officers is also a factor.

Perhaps the most important driver of change is the markets. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight. No company knows this better than Cendant Corp., which has been revamping governance since its 1998 accounting scandal. Among the most recent changes: Executive stock options will now require shareholder approval, and severance deals for departing executives will be severely curtailed. "I think the real impetus [for reform] will not be the NYSE, the President, or Congress—it will be the reality of the marketplace," says Henry R. Silverman, Cendant's CEO.

Some boards, it seems, never change. Long regarded as governance slackers, they still seem oblivious to the atmosphere of reform. At Tyson Foods Inc., for example, there are 10 insiders on the 15-member board, including founder Don Tyson's son, making it one of the most insider-dominated boards around—and earning the company a place on *BusinessWeek*'s Worst Boards list. Five of the insiders are Tyson consultants, and seven have extensive side deals with the company—everything from leasing farms to providing aircraft, wastewater-treatment plants, and office space. Two of those seven sit on the compensation committee that awarded CEO John H. Tyson a $2.1 million bonus for negotiating the acquisition of meatpacker IBP—a deal the company tried, unsuccessfully, to back out of. And after a federal indictment in Tennessee accused the company of conspiring since 1994 to smuggle illegal immigrants into the U.S. from Mexico to work in its poultry-processing plants, the company fired several managers allegedly involved in the scheme, but the board took no action against the CEO.

The most egregious failing of U.S. boards: Allowing astronomical pay for head honchos

Tyson denies the conspiracy charge and says the CEO's bonus was earned in light of the "huge number of man-hours" involved in the IBP acquisition and its "unqualified success." But governance experts say boards like Tyson's are a throwback to when directors saw board seats as a way to land clients for their companies or consulting contracts for themselves. "It's an incestuous board with a capital I," says Patrick McGurn, corporate-programs director at proxy adviser Institutional Shareholder Services Inc. "They may not all share the name, but they all share the same affinity for the Tyson family."

To be sure, the governance revolution has not taken root everywhere. And even where it has, constant vigilance is necessary to make sure the sense of purpose survives. Computer Associates, a Most Improved board, hired Harvard governance expert Jay W. Lorsch to advise it on reform, designated a lead independent director, and bolstered its audit

BOARDS THAT NEED WORK

ADVANCED MICRO DEVICES	Board gets high marks for independence and quality, including audit committee that met nine times in 2001. But five directors need a bigger equity stake. No outside director is CEO of a company of comparable size.
AT&T	More than a third of board owns less than $150,000 worth of AT&T stock. Three directors sit on too many boards. One member of the compensation committee has a stake in a company that does business with AT&T. CEO Michael Armstrong and Citigroup's Sanford Weill sit on each other's boards.
CIRCUIT CITY	Out of 13 board members, 7 own less than $150,000 in stock. Board lacks an outside director with extensive retail experience, especially crucial as the company's performance slumps.
CITIGROUP	Board is loaded with top-flight CEOs—from AT&T, Alcoa, United Technologies, and Colgate-Palmolive—and has made recent governance improvements, including expensing options. But with 17 directors, it's too big. Two of the six audit-committee members sit on too many boards.
FORD	Ford stumbled in 2001, allowing now-ousted CEO Jacques Nasser to proceed with an ill-conceived makeover as quality slid. Board needs fewer insiders and an audit-committee chief with CFO experience.
HEWLETT-PACKARD	The 12-member post-merger board has only three insiders. But CEO Carleton S. Fiorina needs to get off the nominating committee; Richard Hackborn, a former HP exec, needs to get off the audit committee; and the company's external auditor shouldn't be providing nonaudit consulting services.
MICROSOFT	With no nominating committee, founder Bill Gates has too much control over board composition. A former company president shouldn't be sitting on the audit committee. And with just eight directors, every warm body counts—three of them shouldn't be sitting on five or more additional boards.
PEPSICO	Half of being a good director is simply showing up, and three members of PepsiCo's audit committee didn't. All three missed at least 25% of their meetings last year. The laggards include Fannie Mae CEO Franklin Raines.
WAL-MART	It's hard to fault this company on performance, but governance is another matter: Half of the 16 board members have ties to the company. Wal-Mart should sever its ties with two directors' families and decide whether it really needs all seven current or former Wal-Mart employees or family members who now sit on the board.

Keep open the opportunity for profitable offers for our stock

Three-years between election for each director, added to Raytheon's poison pill, combine to create an oversight void that can allow management resistance to profitable offers for our stock.

Unfounded objection by our management

I believe our management is unfounded in claiming that annual election of each director could leave us without experienced directors. In the unlikely event that all directors are replaced, this would express dissatisfaction with the incumbents and reflect the need for change.

Our management claimed that it reviewed this proposal topic in 2000 and 2001. However there was no evidence that our management conducted new research or consulted independent experts who support this topic.

In the interest of shareholder value vote yes:

Elect Each Director Annually
YES ON 3

Your Directors recommend a vote AGAINST this proposal.

The company's current system of electing directors by classes was originally approved by Raytheon shareholders in 1985 and approved again in connection with the acquisition of the defense business of Hughes Electronics Corporation. Under this method, as provided in the company's Restated Certificate of Incorporation and By-laws, approximately one-third of the directors are elected annually by the shareholders.

The same proponent, on his own behalf or as representative of another shareholder, has presented a proposal to eliminate the classified Board in each of the last four years. Each year, the Board of Directors has evaluated the changes requested by this proposal. The Board has recently reviewed the issues raised in the proposal again and, for the reasons indicated below, continues to believe that the classified Board best serves the company and its shareholders.

With the classified Board, the likelihood of continuity and stability in the Board's business strategies and policies is enhanced since generally two-thirds of the directors at all times will have had prior experience and familiarity with the business and affairs of the company. This enables the directors to build on past experience and plan for a reasonable period into the future. Directors who have experience with the company and knowledge about its business are a valuable resource and are better positioned to make the fundamental decisions that are best for the company and its shareholders.

The Board believes that electing directors to staggered terms enhances long-term strategic planning. We believe that the Board continuity made possible by the classified structure is essential to the proper oversight of the company due to its high-technology products and programs that require major investments to be made over the long term. The classified board structure helps to ensure responsible, knowledgeable representation of the long-term interests of the company and its shareholders. The annual election of one-third of the Board also helps to prevent abrupt changes in corporate policies, based on misplaced short-term objectives that might result if the entire Board were elected each year. We also believe that a staggered board enhances the independence of non-management directors by providing them with a longer assured term of office. The existence of three-year terms for directors also assists the company in attracting director candidates who are willing to make a longer-term commitment to the company.

The Board believes that directors elected to a classified Board are no less accountable to shareholders than they would be if all directors were elected annually. Since one-third of the directors must stand for election each year, the shareholders have the opportunity annually to vote against management. Further, the Board is held to a certain standard of accountability by performance of its fiduciary duties and legal obligations under Delaware law. The Board addresses many important issues during the year and it disagrees with any suggestion that its attention to these issues is in any way affected by the timing of elections.

In addition, our classified Board structure provides the additional benefit of reducing the likelihood of a sudden, unsolicited and possibly disadvantageous takeover of the company without prior discussions with the Board. If a hostile acquirer cannot circumvent negotiations with the Board, the Board has the ability to evaluate potential takeover offers, seek alternatives to unacceptable proposals and negotiate to achieve the best possible outcome for shareholders. While the classified Board does not preclude a successful takeover offer, the Board of Directors believes that it enhances the Board's ability to negotiate favorable terms and thereby provide shareholders with the best value in the event the shareholders decide that such a takeover is beneficial.

Finally, adoption of this proposal would not automatically result in the elimination of the classified Board. Further action by shareholders is required to amend the Certificate of Incorporation and By-laws. In order to amend these documents, a majority vote of the outstanding shares of common stock would be required. Furthermore, under Delaware law, the Certificate of Incorporation can only be amended following a recommendation of the Board of Directors prior to submission to shareholders. While the Board, consistent with its fiduciary duties, would consider such an amendment, for the foregoing reasons the Board does not currently believe that such an amendment would be in the best interest of the company or its shareholders.

The Board of Directors recommends that stockholders vote AGAINST the adoption of this proposal. Proxies solicited by the Board of Directors will be so voted unless stockholders otherwise specify in their proxies.

STOCKHOLDER PROPOSAL
(Item No. 4 on the proxy card)

A stockholder has proposed the adoption of the following resolution and has furnished the following statement in support of the proposal:

CORPORATE GOVERNANCE

Does a Corporation Owe a Fiduciary Duty to Its Shareholders?

The few cases that have considered the question of whether a corporation owes a fiduciary duty to its shareholders are split. The better approach to this question might be to consider the shareholder's contractual rights, particularly the implied obligation of good faith and fair dealing.

by Mark J. Loewenstein

From time to time, corporate shareholders have brought claims charging that the corporation in which they invested breached a fiduciary duty that ran directly to the shareholders, causing them injury.[1] Intuitively, it seems like the shareholders have stated a cause of action, but the few cases that have considered the issue are split.[2] In one recent case, for example, the US District Court for the District of Massachusetts rejected the plaintiff's claim, stating simply that, "a stockholder's rights between herself and the corporation are, generally speaking, contractual in nature."[3] While this is a correct statement of the law, it is arguably incomplete and misleading. It is incomplete because, as noted later in this article, there are some instances in which a corporation appears to owe a fiduciary duty to its shareholders. Courts have held that it is misleading because, while a shareholder's rights may be contractual in nature, that contract may well include fiduciary duties. Interestingly, there is little discussion in the cases of the issue of corporate fiduciary duty and little scholarly commentary.[4]

A Typical Case Raising the Issue of a Corporate Fiduciary Duty

PPI Enterprises (U.S.), Inc. v. Del Monte Foods Co.,[5] a case decided last year by the US District Court for the Southern District of New York, provides a compelling factual scenario for finding a breach of fiduciary duty, if indeed one exists. In this case, PPI Enterprises (PPIE) was a shareholder of Del Monte seeking to sell its stockholdings. As the stock was closely held, there were restrictions on PPIE's ability to sell the stock and that, combined with the lack of a market for the stock, made PPIE somewhat dependent on Del Monte's cooperation.

> ***While a shareholder's rights may be contractual in nature, that contract may well include fiduciary duties.***

Early in the process of seeking to sell its stock, Del Monte represented to PPIE that PPIE's holdings were "worthless," but that Del Monte would offer it $1.0 million "to facilitate an ongoing reorganization of Del Monte to avoid [Del Monte's] bankruptcy."[6] Over the next several months, Del Monte and its financial advisor repeatedly assured PPIE that its stock was worthless, that there were no plans to sell the company, and that there was no material information that had not been disclosed to PPIE. Ultimately, PPIE ended up selling its Del Monte stock for $10.6 million to one of its creditors in an auction conducted by the bankruptcy court. Not quite three months after this sale, Del Monte was sold to a third party for $890 million and the stake sold by PPIE was valued at $33 million.

Following disclosure of this transaction, PPIE brought suit against Del Monte and its financial advisor, alleging fraud, breach of contract, negligent misrepresentation, breach of fiduciary duty, and (against the financial advisor) aiding and abetting breach of fiduciary duty. In ruling on defendants' motions for judgment on the pleadings, the district court denied the motions as to all counts except the claims relating to breach of fiduciary duty. The court found that the plaintiff had adequately alleged that defendants knowingly made materially false and misleading statements on which plaintiff had relied, thus stating a claim for fraud, breach of contract,[7] and negligent misrepresentation.[8] As to the fiduciary duty claims, however, the court granted defendants' motions because it could find no precedent under applicable law (Maryland) that "held that a corporation owes a fiduciary duty to

Mark J. Loewenstein is a Professor of Law and Associate Dean for Research at the University of Colorado School of Law in Boulder, CO.

its shareholders.'[9] In the absence of such precedent, the federal court expressed its unwillingness to "imply such a cause of action."[10]

While the issue was not presented in *PPI Enterprises*, it would follow from the holding that the individual officers of Del Monte who made the fraudulent statements to PPIE, and even the Del Monte board if it authorized those statements, would not be liable for breach of fiduciary duty. After all, if the corporation is free to engage in certain conduct, does it not follow that its agents are as well? Such a result, however, seems to run counter to hornbook law that corporate officers and directors owe fiduciary duties of care and loyalty. The answer may be that those fiduciary duties run to the corporation itself and not to the shareholders individually. In this case, it may have been in the corporation's interest to misrepresent the value of Del Monte to PPIE; thus, no claim for breach of fiduciary duty will lie. Nevertheless, as the next section demonstrates, there are cases to the contrary.

Jordan v. Duff and Phelps, Inc.: A Case Recognizing a Fiduciary Duty to Shareholders

Jordan v. Duff and Phelps, Inc.,[11] stands in apparent contrast to *PPI Enterprises*. In *Jordan*, the plaintiff was an employee and stockholder of defendant Duff & Phelps, a closely-held corporation. Under the terms of his "Stock Restriction and Purchase Agreement," plaintiff was required to sell (and the corporation was required to buy) his stock, at an adjusted book value price, upon the termination of his employment for any reason. In late 1983, plaintiff informed Duff & Phelps that he was going to resign. By mutual agreement, plaintiff remained in the employ of Duff & Phelps until the end of the year so that his stock would be valued as of December 31 of that year. Shortly after the end of the year, Duff & Phelps sent plaintiff a check for $23,225 representing the adjusted book value for the shares he had surrendered.

On January 10, 1984, Duff & Phelps announced a merger that valued the company at $50 million. Under the terms of the announced merger, had it been consummated and had plaintiff remained in the company's employ, his shares would have been worth $452,000 in cash and he would have had the opportunity to obtain up to an additional $194,000 in an earn-out.[12] While that transaction was never closed, eventually Duff & Phelps was sold in a deal that would have netted plaintiff almost $500,000.[13] In the meantime, having learned that a sale of Duff & Phelps was a real possibility, plaintiff sought to rescind the sale of his stock, claiming that the company's failure to disclose the possible sale constituted a violation of Rule 10b-5. The trial court dismissed plaintiff's claim on summary judgment, concluding that Duff & Phelps had no duty to disclose to plaintiff the possible sale of the company.[14] The Court of Appeals for the Seventh Circuit, in an opinion by Judge Easterbrook that drew a sharp dissent from Judge Posner, reversed.

The primary issue before the appellate court was whether Duff & Phelps had a duty to disclose the fact that the board of the company was actively seeking a purchaser for the company and that a lucrative deal was in the works. A majority of the panel thought the company did have such a duty, noting that "[c]lose corporations buying their own stock, like knowledgeable insiders of closely held firms buying from outsiders, have a *fiduciary duty* to disclose material facts."[15] The parties might have been able to contract around this duty, but the court concluded that in this case they had not; thus, the default rule recognizing a fiduciary duty applied.

In this regard, the court considered whether the stock repurchase agreement, which required an employee who resigned to sell his stock back to the corporation, did not indicate that the decision to sell would be made without regard to the value of the stock. The court concluded that that was not the case. Indeed, by allowing plaintiff to remain in the company's employ until the end of the year, the company implicitly recognized that employment decisions were related to stock valuations. Moreover, the purpose of allowing employees to purchase stock was to foster their loyalty to the company, so Duff & Phelps may have wanted employees to take into account the value of their stock in making their career choices. Thus, the court was speculating that the relationship between the company and its employees, including the lack of a contract that absolved the company of its common law disclosure obligations, was such that the employees could reasonably expect that the company would disclose material, nonpublic information before repurchasing their stock.

Finally, and consistent with this analysis, the court concluded that Duff & Phelps could not have acted opportunistically regarding plaintiff—it could not have fired him in order to obtain his stock and increase the return to the other stockholders of the company. Therefore, the company should have disclosed its plan before repurchasing his stock; presumably, plaintiff would have reconsidered his decision to resign and, presumably, the company would have permitted him to withdraw his resignation. Sorting out these factual issues, as well as several others, precluded summary judgment, in the court's opinion.[16]

Squaring the *PPI Enterprises* and *Jordan* Cases

As noted previously, to the extent the analysis in *Jordan* and *PPI Enterprises* rests on fiduciary duty, the two cases are difficult to square. Indeed, if a fiduciary duty breach were to be found in only one of the cases, *PPI Enterprises* would seem to be the stronger of the cases. After all, in *PPI Enterprises,* the defendant company allegedly lied to its stockholder regarding the value of its stock, causing the stockholder to sell at far below its market value, while, at worst, in *Jordan*, the defendant merely failed to disclose nonpublic information. The cases might be squared on the basis of the cause of action: *PPI Enterprises* was a state law claim based on breach of fiduciary duty, while *Jordan* was a federal claim based on Rule 10b-5. This distinction is unsatisfactory, however, because the federal claim in *Jordan* rested on the finding of a breach of a state law fiduciary duty. Unless Duff & Phelps had a duty to disclose the information, it could not have violated Rule 10b-5 by its failure to disclose.

Another possible distinction is that the stock purchaser in *PPI Enterprises* was not the corporation but a third party, while the stock purchaser in *Jordan* was the corporation itself. The problem with this distinction is that it ignores the claim in *PPI Enterprises*—that the breach of fiduciary duty by Del Monte caused the plaintiff PPIE to sell its stock at below fair market value; that is, defendant's breach of duty harmed plaintiff. In essence, this is the claim in *Jordan*, although the plaintiff claimed that the fiduciary breach also resulted in a violation of federal law. So squaring the cases yields the rule that a breach by a corporation of its fiduciary duty to its stockholders is not actionable by the harmed stockholders, unless that breach is the basis of the claim under some other statute. As noted later in this article, there may be other bases to distinguish the cases, but the fiduciary analysis is clearly troublesome.

In any event, what *Jordan* and *PPI Enterprises* point to is the importance of distinguishing between a claim by a single stockholder or discreet class of stockholders, on the one hand, and a class action on behalf of all of the stockholders, on the other hand. In the latter case, it simply makes no sense to recognize a claim for breach of fiduciary duty, as the stockholders would be recovering from themselves. In the former case, however, recognizing a claim does make some sense, as the case of *Wright v. Bayly Corp.*[17] suggests.

Wright v. Bayly Corp.: An Uncontroversial Example?

In *Wright*, the plaintiffs were the holders of restricted stock that they desired to sell pursuant to Rule 144 of the Securities Act of 1933. They submitted an opinion of counsel that the proposed sale of the stock would comply with Rule 144, as well as a broker's assurance letter and the required Rule 144 forms.[18] Notwithstanding plaintiffs' apparent compliance with the restrictive legend on their stock certificates, the defendant corporation failed to consent to the sale. The stock subsequently declined in value and the plaintiffs brought a claim for damages, alleging a breach of fiduciary duty by the corporation. The trial court granted summary judgment in favor of the defendant, but the Colorado Court of Appeals reversed.

In reversing, the appellate court mapped out a rather exacting standard for corporations: "As a trustee for its stockholders, the corporation is bound to protect their interests, and occupies a fiduciary relationship with them."[19] This fiduciary relationship includes a duty to deal with stockholders "in good faith."[20] The court recognized that there might have been legitimate reasons for the corporation to refuse consent, but that this would be a question for the jury and could not be determined on summary judgment.

The court's resolution in *Wright* seems sensible, even if its language was overly broad.[21] Stockholders can reasonably expect that the corporation will deal with them in good faith, and an action for damages ought to lie when the corporation fails to. In some ways, *Wright* simply foreshadows *Jordan*—when dealing with individual shareholders, the corporation does have some duties. In *Jordan* this duty is to make certain disclosures before buying stock; in *Wright*, to refrain from arbitrary action when the stockholder seeks to sell stock to a third party. In this context, *PPI Enterprises* appears to be an outlier. If the fiduciary duty analysis is abandoned, however, and principles of contract and agency law are considered, the three cases may be consistent with one another.

Contract and Agency Analyses

Under a contract analysis, a claim of breach of fiduciary duty is really a claim for breach of an implied term of a contract. In *Jordan*, the case might have been analyzed as one in which the employment relationship of the parties, which included an understanding that the employee could purchase stock, included an implied term that if the employee tendered his resignation, the employer would advise him of information regarding the stock that might cause the employee to withdraw his tender. The basis for this implied term might be the general duty of good faith and fair dealing inherent in all contracts,[22] so that the failure to make disclosure then becomes an actionable breach of contract. This covenant was well summarized in *Rossdeutscher v. Viacom, Inc.*,[23] a recent Delaware case applying New York law:

> New York recognized an implied duty of good faith and fair dealing as part of its contract law. The implied obligation encompasses "any promises which a reasonable person in the position of the promisee would be justified in understanding were included." Though not an express term of the contract, the promise sought to be enforced is "implicit in the agreement as a whole." The implied covenant is breached when "one party seeks to prevent the contract's performance or withhold its benefits." Thus in the appropriate case, the implied covenant ensures that a party is not unfairly deprived of the benefit of its bargain where "the other party has violated the spirit, although not the letter of the contract."[24]

Of course, the plaintiff in *Jordan* did not bring a contract action, but rather a fraud action. The court, however, could have held that the employee's expectation of disclosure arose from contract—the agreements under which he purchased and was obligated to resell the shares—and for that reason the failure to disclose was actionable. As it was, the court ruled that the expectation of disclosure arose from fiduciary duty, a proposition that the court cited no authority to support.

Rossdeutscher itself supports this contract analysis. The plaintiffs in *Rossdeutscher* were the holders of derivative securities issued by Viacom in connection with mergers of Paramount Communications Inc. and Blockbuster Entertainment Inc. into Viacom in 1994. The purpose of the derivative securities—contingent value rights (CVRs) in the case of Paramount and variable common rights (VCRs) in the case of Blockbuster—was to protect the value received in the merger by former Paramount and Blockbuster stockholders. (*Editor's Note: For further discussion of CVRs, see* INSIGHTS, *May 2001, p.7.)* If the value of Viacom stock did not reach certain price levels in 1995, the holders of the CVRs and VCRs would be entitled to specific additional compensation.[25]

Plaintiffs alleged that Viacom issued false information to artificially increase the value of its stock, thereby depriving the plaintiffs of consideration that they would have received under the CVRs and VCRs and breaching an implied contractual obligation of good faith and fair dealing. While the plaintiffs might have had a claim based on Rule 10b-5,[26] the court held that they were not precluded from pursuing a state law claim based on contract. Moreover, the fact that Viacom was under a preexisting duty to comply with the federal securities laws did not mean that its obligation to deal fairly and in good faith lacked consideration.[27] Thus, the case demonstrates the use of contract analysis to recharacterize what otherwise might be a federal securities fraud claim or common law claim for breach of fiduciary duty.

A contract analysis also might square *PPI Enterprises*, *Jordan*, and *Wright*. In *PPI Enterprises*, there was nothing in the shareholder's relationship with the corporation that gave rise to a duty to disclose, while there was in *Jordan*—the employment relationship and the understanding pursuant to which the plaintiff purchased and agreed to sell his employer's stock together might give rise to a duty of disclosure. Similarly, in issuing restricted stock in *Wright*, and including a legend on the stock certificates that the shares "may not be . . . transferred in the absence [of registration] or a prior opinion of counsel . . . that registration is not required," the corporation implicitly agreed to permit transfer if either of those criteria were satisfied. There was, thus, a contractual basis to rule in the plaintiffs' favor in *Wright*.

Alternatively, one might consider the cases in light of the duty of the corporate actors—not the corporation as a distinct entity—to the plaintiffs. In *Jordan*, the plaintiff's claim might have rested on a breach not by the corporation, but by the president of the corporation, with whom the plaintiff dealt. In this view, the president of Duff & Phelps owed a fiduciary duty to deal fairly with plaintiff as a stockholder and employee and, in this context, to disclose material information about the company that might affect the plaintiff's resignation (and therefore stock sale) decision. Similarly, in *Wright*, the court might have ruled that the board, which declined to consent to plaintiffs' stock sale, had breached its fiduciary duty of due care, or possibly loyalty. Finally, in *PPI Enterprises*, one might conclude that the Del Monte officers had no duty to make disclosures to plaintiff. This is supportable, in contrast to *Jordan*, because in *Jordan* the officer's duty arose from the employment relationship, while in *PPI*

Enterprises the only relationship that plaintiff had to Del Monte was as a stockholder. In any case in which the plaintiff could demonstrate a breach by an agent of the corporation, the corporation's liability would be vicarious.

Conclusion: Toward a Principle

The view that a corporation owes no fiduciary duty to its stockholders seems weakest when the corporation is dealing directly with a stockholder, as in *Wright*, *PPI Enterprises,* and *Jordan*. In such cases, the plaintiff has a reasonable expectation that the corporation will deal fairly and the breach of that expectation ought to give rise to a cause of action. The problem with characterizing that breach as a fiduciary breach is that it becomes difficult to define the extent of that obligation. A corporation cannot owe a fiduciary duty to all of its shareholders simultaneously, as the shareholders could never enforce a claim for the breach of that obligation. When an individual shareholder or a discreet group of shareholders brings a claim against the corporation for breach of fiduciary duty, that claim might be better characterized as a claim for breach of contract—generally of the implied obligation of good faith and fair dealing—or against the officers or directors for breach of their fiduciary duties of loyalty and due care. In sum, the graveman of plaintiff's complaint, in cases noted here and elsewhere, may be more accurately captured by claims other than a claim that the corporation breached a fiduciary duty.[28]

NOTES

1. *E.g.*, recognizing a claim: *Wright v. Bayly Corp.*, 587 P.2d 799 (Colo. 1978) (corporation's refusal to lift transfer restrictions on corporate stock may violate corporate fiduciary duty to act in good faith); *Schneider v. Union Oil Co. of Cal.*, 6 Cal. App. 3d 987, 86 Cal. Rptr. 315 (1970) (defendant corporation breached its fiduciary duty to the plaintiff in transferring plaintiff's stock pursuant to a forged endorsement). *Contra: Harrison v. Netcentric Corp.*, 744 N.E.2d 622 (Mass. 2001) (close corporation owes no fiduciary duty to shareholder/employee); *Powers v. Ryan*, 2001 WL 92230 at 3 (D. Mass.) (allegations of fraudulent actions by plaintiff's co-shareholder do not constitute breach of fiduciary duty by corporation; "no Massachusetts case recognizes a fiduciary duty owed by a corporation to a shareholder"); *PPI Enterprises v. Del Monte Foods Co.*, 2000 WL 1425093 (S.D.N.Y.) (no claim for breach of fiduciary duty by corporation based on allegations that corporate agents lied to plaintiff about the value of plaintiff's stock); *Johnson v. Mutual Sav. Bank*, 1996 WL 79414 (N.D. Ill.) (plaintiff may maintain a claim under federal securities laws for false and misleading statements in an offering circular and annual report, but not a claim for breach of fiduciary duty).

2. *Id.*

3. *Powers v. Ryan*, 2001 WL 92230 at 3 (D. Mass. 2001).

4. *But see*, Deborah A. DeMott, "Beyond Metaphor: An Analysis of Fiduciary Obligation," 1988 *Duke L.J.* 879, 915–923 (1988) (concluding that corporations do not owe fiduciary duties to their shareholders).

5. 2000 WL 1425093 (S.D.N.Y.).

6. *Id.* at 3.

7. PPIE and Del Monte were parties to a stockholders agreement that, among other things, required Del Monte to disclose certain information to PPIE and the other stockholders who were parties to the agreement. The court found that PPIE adequately alleged that Del Monte's failure to disclose certain information breached this agreement. *Id.* at 7.

8. The court concluded that because of the contractual relationship between the parties, Del Monte had a duty to exercise care in making representations to PPIE, a duty that PPIE adequately alleged was breached by Del Monte. *Id.* at 8.

9. *Id.* at 9.

10. *Id.*

11. 815 F.2d 429 (7th Cir. 1987).

12. *Id.* at 432–433.

13. Actually, Duff & Phelps was acquired by an employee stock ownership trust and the shareholders of the company received a combination of cash, notes, and beneficial interests in the trust for their stock. The opinion indicates that plaintiff asserted that the package he would have received would have been worth $497,000 at the time of the sale, if he had still owned his stock. *Id.* at 433.

14. *Jordan v. Duff & Phelps, Inc.*, [1986 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 92,724 (N.D. Ill. 1986).

15. Jordan, 815 F.2d at 435 (emphasis added). Jordan was recently followed in *Rizzo v. The MacManus Group*, 2001 WL 314524 (S.D.N.Y.).

16. Judge Posner, in dissent, would have affirmed, arguing that the corporation owed no duty of disclosure at common law. *Id.* at 443.

17. 587 P.2d 799 (Colo. App. 1978).

18. *Id.* at 800.

19. *Id.* at 801.

20. *Id.*

21. For a similar case, *see Schneider v. Union Oil Co. of Cal.*, 6 Cal. App. 3d 987, 86 Cal. Rptr. 315 (1970), in which the court held that the defendant corporation breached its fiduciary duty to the plaintiff in transferring plaintiff's stock pursuant to a forged endorsement.

22. Restatement (Second) Contracts, § 208; Uniform Commercial Code, § 1-203; *Dalton v. Educational Testing Service*, 663 N.E.2d 289, 291 (1995) ("Implicit in all contracts is a covenant of good faith and fair dealing in the course of contract performance.").

23. 768 A.2d 8, 12 (Del. 2001) (citations omitted).

24. *Id.* at 12.

25. *Id.* at 11.

26. The court expressed doubts as to whether the plaintiffs had a Rule 10b-5 claim citing, *inter alia, Isquith v. Caremark Intl., Ind*, 136 F.3d 531, 534 (1998) (dismissing class action under Rule 10b-5 because plaintiffs had made no "investment decision," and had not been "induced by . . . a misrepresentation or a misleading omission to buy or sell a stock"). *Id.* at 9, n.15.

27. *Id.* at 19–21.

28. *E.g.*, *Johnson v. Mutual Savings Bank*, 1996 WL 79414 (N.D. Ill.) (plaintiff may maintain a claim under federal securities laws for false and misleading statements in an offering circular and annual report, but not a claim for breach of fiduciary duty).

All votes reported

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

At the annual meeting of stockholders held on April 24, 2002, the stockholders of the Company took the following action:

1. Elected the following four directors for terms of office expiring at the annual meeting of stockholders in 2005:

Name	For	Withhold
----	---	--------
Daniel P. Burnham	296,387,074	40,753,586
Barbara M. Barrett	296,529,579	40,611,082
Frederic M. Poses	296,540,146	40,600,516
John H. Tilelli, Jr.	329,477,508	7,649,507

The following directors continued in office after the meeting: Ferdinand Colloredo-Mansfeld, Thomas E. Everhart, L. Dennis Kozlowski, Warren B. Rudman, John M. Deutch, Henrique de Campos Meirelles, Michael C. Ruettgers, and William R. Spivey.

2. Rejected a stockholder proposal regarding Offsets. The vote was 22,547,436 for, 253,846,900 against, 7,797,605 abstentions and 52,948,726 broker non-votes.

3. Approved a stockholder proposal regarding Annual Election of Directors. The vote was 174,902,705 for, 107,517,707 against, 1,760,099 abstentions and 52,960,156 broker non-votes.

4. Approved a stockholder proposal regarding the Shareholder Rights Plan. The vote was 176,887,671 for, 105,135,779 against, 2,156,957 abstentions and 52,960,260 broker non-votes.

5. Rejected a stockholder proposal regarding Independent Directors. The vote was 54,035,831 for, 225,270,485 against, 4,874,197 abstentions and 52,960,154 broker non-votes.

6. Rejected a stockholder proposal regarding Golden Parachutes. The vote was 53,397,048 for, 228,662,315 against, 2,121,148 abstentions and 52,960,156 broker non-votes.

7. Rejected a stockholder proposal regarding Performance-based Stock Options. The vote was 35,412,120 for, 244,067,837 against, 4,712,921 abstentions and 52,947,789 broker non-votes.

8. Rejected a stockholder proposal regarding Severance Agreements. The vote was 125,249,831 for, 156,635,832 against, 2,294,848 abstentions and

RTN

52,960,156 broker non-votes.

9. Rejected a stockholder proposal regarding MacBride Principles. The vote was 36,380,375 for, 241,006,743 against, 6,805,752 abstentions and 52,947,797 broker non-votes.

RTM

Boston Globe article on annual meeting
No problem on reporting votes noted.

RAYTHEON VOTE REJECTS PENSION EXCLUSION

Author(s): Ross Kerber, Globe Staff Date: April 25, 2002 Page: D3 Section: Business
LEXINGTON - Raytheon Co. shareholders, backing management, yesterday voted to rebuff a proposal to exclude the company's pension income in reporting the financial results used to calculate executive stock option awards.

The vote was announced at Raytheon's annual meeting, which was marked by a demonstration by a few dozen retirees of the Lexington-based defense contractor who haven't received pension increases since 1993. Some protesters cited a generous new pension system for top executives and complained the company has boosted its profits - and executive stock option payouts - with gains from a pension plan that was overfunded for most of the 1990s.

"We're all hurting . . . while they're taking care of themselves," Charles Eliot, 68, a retiree from Westwood, said at the shareholders meeting.

Raytheon, which says it has 42,000 retirees, reiterated that the requested increases would cost too much, about $50 million a year, to implement. Raytheon chief executive Daniel Burnham noted the company had no obligation to increase pension payments and said competitors haven't done so for their own retirees.

"We're living up to our obligations," Burnham said.

The retirees' group had asked the company's board of directors to step in, but made little headway. Former Gillette Co. chief executive Alfred M. Zeien, who is about to retire from Raytheon's board, said after the meeting that pension increases are rare at companies today.

"That's why people have 401(k)s," Zeien said.

But Zeien seemed to leave the door open for pension increases in the future.

"We'll consider it again," he said.

The rejected stockowner-submitted resolution called upon Raytheon to exclude pension income from the operating results it uses to calculate executive stock option awards. Eliot and other retirees said they favored the resolution, while Raytheon's managers opposed it. It was defeated, with 245 million shares voted in opposition and 35 million shares voted in favor.

Two other management-opposed resolutions were passed, however, one proposing the annual elections of directors and another that would restrict antitakeover provisions known as "poison pills." Similar measures, which are non-binding, have been approved in previous years but not acted upon by the company. Yesterday, a spokesman said the company would study both matters further.

In prepared remarks yesterday, Burnham reviewed the company's progress paying down debt and shedding operations following a difficult period of consolidation. He said Raytheon hopes to receive increasing federal orders, including missile defense work and homeland-security projects.

Speaking with reporters after the meeting, Burnham said the company continues reviewing possible new locations for its headquarters but intends to remain in Massachusetts. He declined to discuss possible locations except to rule out a move downtown. A preliminary decision is likely to be made this summer, he said.

Ross Kerber can be reached at kerber@globe.com.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

April 23, 2002

FX: 781/860-3899, 2825
PH: 781/862-6600

Mr. John Kappler
Corporate Secretary
Raytheon Company
141 Spring St., Lexington, MA

Dear Mr. Kappler,

If I do not attend the annual meeting or do not make any required shareholder proposal presentation at this meeting I hereby designate (1) and/or designee or substitute of this person with full power of substitution to represent me as agent in making the mandated presentation, by the Securities and Exchange Commission, of the items 3,4,5,6 Rule 14a shareholder proposal and/or any Rule 14a shareholder proposal, or other proposals if applicable, and in all other shareholder matters at the 2002 annual meeting in the same manner as I could myself. This is consistent with the company 2002 annual meeting proxy booklet and/or materials.

This is to respectfully request that the company advise and alert immediately the undersigned by telephone and facsimile if there is any question on enabling this full power, in order to meet the Rule 14a mandated presentation of shareholder proposal and/or proposals.

Sincerely,

John Chevedden

cc:
Daniel Burnham
Chairman

(1) Frank Gopen or
Any shareholder proposal presenter at the 4-24-2002 annual meeting

FAX Bill for
presenter authorization

38 Apr 23 10:53 pm 5c LEXINGT MA 781 860-3899 DDD Night 1 .05

Long Distance (continued)

Calls from 310-371-7872:

	Date	Time	Place called		Number called	Type*	Period	Min.	Amount
1	Apr 23	10:55 pm	5c LEXINGT	MA	781 860-2825	DDD	Night	1	$ .05

March 28, 2002

Dear Raytheon Stockholder:

I am pleased to invite you to attend Raytheon's 2002 Annual Meeting of Stockholders on Wednesday, April 24, 2002. The meeting will begin promptly at 10:00 a.m. Eastern Time in Raytheon's Executive Offices located at 141 Spring Street, Lexington, Massachusetts.

This booklet includes the formal notice of the meeting and the proxy statement. The proxy statement tells you more about the agenda and procedures for the meeting. It also describes how the Board operates and gives information about our director candidates. A form of proxy for voting at the meeting and our 2001 annual report to stockholders are included with this booklet.

During 2001, corporate governance continued to be an important focus for Raytheon. Again this year, our core governance guidelines and policies are summarized in the proxy statement. In addition, the report of our Audit Committee details both the manner in which the Committee performs its important oversight function and recent actions taken by the Committee to ensure that Raytheon continues to adhere to the highest standards of conduct.

The core governance guidelines and the leadership provided by our Audit Committee reflect Raytheon's values: People, Integrity, Commitment and Excellence.

I look forward to sharing more information with you about Raytheon at the annual meeting. Whether or not you plan to attend the annual meeting, I urge you to vote your proxy as soon as possible so that your shares may be represented at the meeting.

Sincerely,

/s/ Daniel P. Burnham
DANIEL P. BURNHAM
Chairman and Chief Executive Officer

4 – Elect Each Director Annually
Allow Topic That Won Our 56%-Plus Yes Vote in 2000, 2001 & 2002

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws.

Our 56%-Plus Yes Votes in 2000, 2001 & 2002

This proposal topic won more than 56% of our yes-no vote at each of our 2000, 2001 and 2002 annual meetings. Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a Council of Institutional Investors www.cii.org core policy.

Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did for 3-consecutive years. Institutional investors own 71% of Raytheon stock.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate the merits for shareholders to vote annually regarding each director:

1) Raytheon suffered a series of financial and management setbacks since 1999 that have hurt its earning and its stock price, *Wall Street Journal.*

2) Raytheon made the list of companies paying the most to auditors for non-audit services: Raytheon paid $80 million to PwC for non-auditing and only $4 million for auditing.

3) Raytheon plans to increase board size to as many as 15-members.
Counterpoint: Citigroup is criticized for a "too big" 17-person board in *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002.

Flaws in 4-Year Company Study of this Proposal Topic

There is evidence that our management has not thoroughly researched shareholder proposal topics. For instance, in our management's 2002 formal statement on this topic:

1) There is no evidence that our management located any of the numerous reports that support this shareholder proposal topic. Yet our management claimed to scrutinize this topic for 4 years.

2) Our management over-relies on unsupported subjective words such as "believes" and "disagrees."

3) Our management claims that directors are just as accountable with 3-year terms as with one-year terms. This is like a claim that employees would be just as accountable with 3-years between job reviews.

4) Our management appears to over-emphasize an entrenched long-term strategy.

Shareholder resolutions should be binding

Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002. Shareholders believe that, consistent with directors accepting our yes-votes in 2000, 2001 and 2002 for their own election, directors should give equal value to our yes-votes for shareholder proposals.

To protect our investment money at risk:

RTN

41 **Elect Each Director Annually**

42 **Allow Topic That Won Our 56%-Plus Yes Vote in 2000, 2001 & 2002**

43 **Yes On 4**

RTN

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 16, 2002

The proposal recommends that each director be elected annually.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(h)(3). We note your representation that Raytheon included the proponent's proposal in its proxy statement for the 2002 annual meeting, but neither the proponent nor his representative presented the proposal at that meeting. Moreover, the proponent does not appear to have stated a "good cause" for the failure to present. Under the circumstances, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Raytheon by the same proponent with respect to any shareholder meetings held by Raytheon during calendar year 2003 and calendar year 2004. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Raytheon relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor